SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2015
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2015, incorporated by reference herein:
Exhibit
99.1 Release dated April 23, 2015, entitled “REPORT TO SHAREHOLDERS FOR THE THIRD
QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2015”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 23, 2015 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

REPORT TO
SHAREHOLDERS
REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015
Q3 FY2015 VS Q2 FY2015
• Gold production up 2% to 36 877oz
• All-in sustaining costs down 3% to US$1 112/oz
• Operating proﬁt up 16% to R97.6 million
• Cash balance up 18% to R286.0 million
NINE MONTHS ENDED 31 MARCH 2015 VS 31 MARCH 2014
• Gold production up 11% to 109 892oz
• All-in sustaining costs down 9% to US$1 166/oz
• Operating proﬁt up 26% to R261.7 million
• EBITDA up 111% to R189.5 million

2 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015
REVIEW OF OPERATIONS
Group
Quarter
31 Mar
2015
Quarter
31 Dec
2014
%
change
Quarter
31 Mar
2014
9 months

to 31 Mar
2015
9 months to
31 Mar 2014
%
change
Gold production
oz
36 877
36 010 2 30 126
109 892
98 766 11
kg
1 147
1 120 2 937
3 418
3 072 11
Gold sold
oz
36 877
36 010 2 30 126
111 178
101 563 9
kg
1 147
1 120 2 937
3 458
3 159 9
Cash operating costs
US$ per oz
1 009
1 010 – 1 185
1 035
1 117 (7)
R per kg
380 548
365 021 4 413 562
373 607
370 470 1
All-in sustaining costs
US$ per oz
1 112
1 149 (3) 1 327
1 166
1 276 (9)
R per kg
420 195
415 194 1 463 823
421 060
423 254 (1)
Average gold price received
US$ per oz
1 224
1 203 2 1 298
1 238
1 300 (5)
R per kg
461 683
434 802 6 456 161
446 803
431 159 4
Operating proﬁt
R million
97.6
84.4 16 51.3
261.7
207.4 26
Operating margin
%
18.4
17.3 6 12.0
16.9
15.2 11
All-in sustaining costs margin
%
9.0
4.5 100 (1.7)
5.8
1.8 222
EBITDA
R million
72.4
69.1 5 16.0
189.5
89.9 111
Headline earnings/(loss)
R million
9.2
0.1 – (24.7)
8.2
(36.7) 122
R cents per share
2
– – (7)
2
(10) 120
# EBITDA refers to earnings before interest, tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, tax, depreciation, amortisation and impairment of equity accounted investments.
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Interest rate issuer: DRDI
ISIN: ZAG 000096538
Issuer code:DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares *
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795
* Refer to Note 2 Non-Controlling Interest
Market capitalisation
As at 31 Mar 2015 (Rm) 817.0
As at 31 Mar 2015 (US$m) 66.7
As at 31 Dec 2014 (Rm) 743.8
As at 31 Dec 2014 (US$m) 64.1
Stock traded JSE NYSE *
Average volume for the quarter per day (‘000) 466 1 359
% of issued stock traded (annualised) 32 92
Price • High R3.45 $0.288
• Low R1.86 $0.147
• Close R2.12 $0.173
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares.
DEAR SHAREHOLDER
Following the completion of test work on the
ﬂotation/ﬁne-grind circuit (“FFG”), we started up the second and third sets of ﬂoat cells in January and these became fully operational in February. Our back-up generators, which we installed in the latter half of 2014, allowed us to keep the circuit stable on the few occasions that power to the Ergo plant was cut, while our load reduction arrangement with Eskom ensured that reductions in throughput, due to power supply constraints, were negligible.
Although some desorption occurring in the carbon-in-pulp (“CIP”) circuit caused carbon adsorption efﬁciencies to settle at a level marginally lower than the design parameters of the plant, we achieved our overall target to reduce residue grade by 0.03g/t. This resulted in record gold production during March.
This lifted gold production by 11% for the nine-
month period and by 2% for the quarter. All-in sustaining costs (“AISC”) for the quarter of US$1 112/oz helped to lower the AISC for the nine-month period to US$1 166/oz, representing a 9% improvement.
Steady costs and improved gold production contributed to lift our cash and cash equivalent balance by R43.7 million for the quarter to
R286 million.
We are pleased that two very important applications that we had submitted to the Department of Mineral Resources (“DMR”) were approved. Firstly, the DMR consented to the
consolidation of all our mining licences under Ergo Mining Proprietary Limited. This has many beneﬁts for our operations, speciﬁcally around the planning and execution of the social and labour plans that accompany our mining licences.
Secondly, the application for the roll-up of our black economic empowerment (“BEE”) partners was approved. Our BEE partners now own approximately 10% of the shares in issue in DRDGOLD Limited and the non-controlling interest of 26% historically recognised in our ﬁnancial statements no longer applies.
In February, we announced our intention to seek early redemption of the remaining notes under DRDGOLD’s Domestic Medium Term Note

(“DMTN”) Programme. Note holders owning an aggregate R53 million of notes outstanding accepted our offer and agreed to the settlement of the notes in April, with a resultant ﬁnance cost-saving. The balance of the notes outstanding of approximately R22 million will be settled in July 2015.
Village Main Reef Limited (“VMR”) made two important announcements regarding the acquisition of VMR by Heaven-Sent Capital. On 1 April, it was announced that the Competition Commission unconditionally approved the transaction, and on 7 April, that shareholders voted in favour of the disposal.
NINE MONTHS TO 31 MARCH 2015 VS NINE MONTHS TO 31 MARCH 2014
Operational review
Gold production for the ﬁrst nine months of FY2015 was 11% higher at 109 892oz, compared with the ﬁrst nine months of FY2014. This was due to a 13% increase in the average yield to 0.196g/t, a consequence of better metallurgical efﬁciencies. Volume throughput for the nine months under review was 2% lower at 17 417 000t, due mainly to heavy summer rainfall and Eskom power cuts.
Cash operating costs were 1% higher at
R373 607/kg, a consequence of additional costs associated with the running of one stream of the FFG circuit, the processing of sand material at the City Deep plant and of general inﬂationary increases averaging 8.3% year-on-year. AISC decreased marginally to R421 060/kg, due to increased production and a reduction in capital expenditure (“capex”).
Financial review
Higher gold production and a marginal increase in the gold price pushed revenue up 13% to
R1 545 million. Cash operating costs increased
12% for the reasons set out above, to
R1 277 million, leaving operating proﬁt 26% higher at R261.7 million.
Operating margin was 11% higher at 16.9%
mainly as a result of higher gold production, a consequence of the increase in average yield. This, together with the decline in capex boosted the AISC margin to 5.8%.
Earnings before interest, taxes, depreciation and amortisation (“EBITDA”) beneﬁted from the higher operating proﬁt, lower corporate costs and the sale of non-core land, rising by 111% to R189.5 million.
Headline earnings of R8.2 million (2 South African cents per share) were achieved versus a headline loss of R36.7 million (10 South African cents per share) in the comparative period.
Q3 2015 VS Q2 2015
Operational review
While average yield remained stable at 0.197g/t in the third quarter of FY2015 compared with the second quarter, throughput was 3% higher at 5 826 000t, resulting in a 2% increase in gold production to 36 877oz.
Gold sold was 2% higher at 36 877oz, a consequence of increased production.
The additional costs to operate the second and third ﬂoat streams pushed cash operating costs up by 4% to R380 548/kg. The AISC ﬁgure was stable at R420 195/kg. Capex was 22% lower at R24.7 million due to the capitalisation during the previous quarter of the back-up generators commissioned in October last year.
Financial review
Revenue was 9% higher at R529.5 million, reﬂecting a 2% increase in gold sales and a 6% increase in the average Rand gold price received to R461 683/kg.
After accounting for cash operating costs – 7% higher at R436.5 million due to a 3% increase in volumes, together with a signiﬁcant increase in the ﬂotation throughput tonnages – operating proﬁt was 16% higher at R97.6 million.
Operating margin strengthened to 18.4% from 17.3% due to the factors outlined above, and the
AISC margin rose to 9.0% from 4.5%, following the drop in capex.
EBITDA was 5% higher at R72.4 million, due mainly to higher operating proﬁt, off-set by a previously realised, non-recurring proﬁt on the sale of non-core land that beneﬁted EBITDA in the previous quarter.
Headline earnings of R9.2 million (2 South African cents per share) were recorded compared with headline earnings of R0.1 million in the previous quarter (0 South African cents per share).
LOOKING AHEAD
Although we would have preferred to have started the quarter better – and more particularly to have performed better insofar as volume delivery is concerned – we are pleased with the quarter’s numbers as a whole. The performance of the plant in March is a source of great encouragement to us. For the next few months our focus will be on completing:
• the overhaul of our asset maintenance
system to avoid unnecessary interruptions to production due to breakdowns, and co-ordinated maintenance over the entire circuit;
• the refurbishment of the remaining ﬁve carbon-
in-leach (“CIL”) tanks at Ergo to raise volume capacity in the plant by approximately 300 000t per month, and starting up reclamation from the Van Dyk site;
• construction of the Rondebult water plant and
pipeline to supplement water supply from this sewage farm to our operations; and
• the conversion of the high-grade CIP circuit to
CIL to optimise leaching and adsorption in the high-grade circuit.
Niël Pretorius
Chief Executive Ofﬁcer
23 April 2015

4 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Quarter
31 Mar 2015
Rm
Unaudited
Quarter
31 Dec 2014
Rm
Unaudited
Quarter
31 Mar 2014
Rm
Unaudited
9 months to
31 Mar 2015
Rm
Unaudited
9 months to
31 Mar 2014
Rm
Unaudited
Gold and silver revenue
529.5
487.0 427.4
1 545.0
1 362.0
Net operating costs
(431.9)
(402.6) (376.1)
(1 283.3)
(1 154.6)
Cash operating costs
(436.5)
(408.8) (387.5)
(1 277.0)
(1 138.1)
Movement in gold in process
4.6
6.2 11.4
(6.3)
(16.5)
Operating proﬁt
97.6
84.4 51.3
261.7
207.4
Depreciation
(49.3)
(48.9) (47.9)
(138.2)
(121.1)
Movement in provision for environmental rehabilitation
(1.9)
(2.0) (2.6)
(5.9)
(8.1)
Environmental rehabilitation costs
(5.5)
(4.7) (7.8)
(14.8)
(29.3)
Retrenchment costs
(0.9)
(0.5) (3.3)
(7.2)
(5.7)
Care-and-maintenance costs
(3.3)
(3.2) (3.7)
(10.3)
(12.4)
Other operating income/(expense)
0.5
(0.3) (2.6)
2.3
(3.3)
Gross proﬁt/(loss) from operating activities
37.2
24.8 (16.6)
87.6
27.5
Impairments
–
(7.4) –
(9.4)
(5.3)
Corporate and administration expenses
(13.9)
(16.5) (14.2)
(46.5)
(56.8)
Share-based payments
(0.3)
0.7 (1.1)
(0.7)
(1.9)
Proﬁt on disposal of assets
0.1
11.2 –
10.9
–
Net ﬁnance expense
(7.0)
(6.2) (8.6)
(20.8)
(20.0)
Proﬁt/(loss) before income tax
16.1
6.6 (40.5)
21.1
(56.5)
Income tax
(5.1)
(4.7) 4.5
(12.9)
(6.1)
Net proﬁt/(loss) for the period
11.0
1.9 (36.0)
8.2
(62.6)
Attributable to:
Equity owners of the parent
10.1
1.0 (24.7)
7.8
(42.0)
Non-controlling interest 2
0.9
0.9 (11.3)
0.4
(20.6)
11.0
1.9 (36.0)
8.2
(62.6)
Other comprehensive income
Fair value adjustment of available-for-sale investments
17.4
(0.8) 3.8
17.4
3.8
Total comprehensive income for the period
28.4
1.1 (32.2)
25.6
(58.8)
Attributable to:
Equity owners of the parent
27.5
0.2 (20.9)
25.2
(38.2)
Non-controlling interest 2
0.9
0.9 (11.3)
0.4
(20.6)
28.4
1.1 (32.2)
25.6
(58.8)
Reconciliation of headline earnings/(loss)
Net proﬁt/(loss)
10.1
1.0 (24.7)
7.8
(42.0)
Adjusted for:
– Impairments
–
7.4 –
9.4
5.3
– Proﬁt on disposal of assets
(0.1)
(11.2) –
(10.9)
–
– Non-controlling interest in headline earnings adjustment
(0.8)
2.9 –
2.0
–
– Income tax thereon
–
– –
(0.1)
–
Headline earnings/(loss)
9.2
0.1 (24.7)
8.2
(36.7)
Earnings/(loss) per share – cents
3
– (7)
2
(11)
Headline earnings/(loss) per share – cents
2
– (7)
2
(10)
Diluted earnings/(loss) per share – cents
3
– (7)
2
(11)
Diluted headline earnings/(loss) per share – cents
2
– (7)
2
(10)
Calculated on the weighted average ordinary shares
issued of :
379 228 208
379 228 208 379 228 208
379 228 208
379 203 208
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
As at
As at
As at
31 Mar 2015
31 Dec 2014
30 June 2014
31 Mar 2014
Rm
Rm Rm
Rm
Notes
Unaudited
Unaudited Reviewed Unaudited
Assets
Non-current assets
1 930.2
1 932.8 1 970.3 2 096.7
Property, plant and equipment
1 693.4
1 719.2 1 755.5 1 778.6
Equity accounted investees
–
– – 0.3
Non-current Investments and other assets
49.0
28.7 36.9 129.0
Environmental rehabilitation trust funds and investments
186.3
183.4 176.5 187.3
Deferred tax asset
1.5
1.5 1.4 1.5
Current assets
532.5
472.9 470.4 460.9
Inventories
140.6
137.0 147.2 141.3
Trade and other receivables
96.7
83.1 99.5 108.5
Tax receivable
–
1.4 5.9 4.4
Cash and cash equivalents 3
286.0
242.3 208.9 206.7
Assets held-for-sale
9.2
9.1 8.9 –
Total assets
2 462.7
2 405.7 2 440.7 2 557.6
Equity and liabilities
Equity
1 499.4
1 471.0 1 481.2 1 528.7
Equity of the owners of the parent
1 499.4
1 239.4 1 249.1 1 305.6
Non-controlling interest 2
–
231.6 232.1 223.1
Non-current liabilities
635.0
622.5 652.0 742.3
Loans and borrowings 4
–
– 75.5 75.5
Finance lease obligation
19.8
20.4 – –
Post-retirement and other employee beneﬁts
8.0
8.8 9.3 9.9
Provision for environmental rehabilitation
484.0
473.3 451.2 551.5
Deferred tax liability
123.2
120.0 116.0 105.4
Current liabilities
328.3
312.2 307.5 286.6
Trade and other payables
224.4
208.7 211.8 212.1
Post-retirement and other employee beneﬁts
2.2
2.2 2.0 2.0
Loans and borrowings 4
77.5
77.6 73.2 72.5
Finance lease obligation
1.8
1.8 – –
Liabilities held-for-sale
22.4
21.9 20.5 –
Total liabilities
963.3
934.7 959.5 1 028.9
Total equity and liabilities
2 462.7
2 405.7 2 440.7 2 557.6
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter
9 months to
9 months to
31 Mar 2015
31 Dec 2014
31 Mar 2014
31 Mar 2015
31 Mar 2014
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 471.0
1 469.9 1 561.4
1 481.2
1 643.7
Share capital issued
–
– (0.6)
–
(1.0)
Increase in share-based payment reserve
–
– 0.1
0.2
0.4
Net proﬁt/(loss) attributable to equity owners of the parent
10.1
1.0 (24.7)
7.8
(42.0)
Net proﬁt/(loss) attributable to non-controlling interest
0.9
0.9 (11.3)
0.4
(20.6)
Dividends declared on ordinary share capital
–
– –
(7.6)
(53.1)
Fair-value adjustment on available-for-sale investments and others
17.4
(0.8) 3.8
17.4
4.0
Share Option Scheme buy-out
–
– –
–
(2.7)
Balance at the end of the period
1 499.4
1 471.0 1 528.7
1 499.4
1 528.7
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.

6 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter
9 months to
9 months to
31 Mar 2015
31 Dec 2014
31 Mar 2014
31 Mar 2015
31 Mar 2014
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Net cash inﬂow from operations
72.4
50.9 39.3
209.9
61.4
Net cash outﬂow from investing activities
(28.7)
(5.3) (31.4)
(51.9)
(154.5)
Net cash outﬂow from ﬁnancing activities
–
(7.6) (0.6)
(80.9)
(76.9)
Loans and other
–
– (0.6)
(73.3)
(21.1)
Treasury shares/share options acquired
–
– –
–
(2.7)
Dividends paid to owners of the parent
–
(7.6) –
(7.6)
(53.1)
Increase/(decrease) in cash and cash equivalents
43.7
38.0 7.3
77.1
(170.0)
Opening cash and cash equivalents
242.3
204.3 199.4
208.9
376.7
Closing cash and cash equivalents
286.0
242.3 206.7
286.0
206.7
Reconciliation of net cash inﬂow from operations
Proﬁt/(loss) before taxation
16.1
6.6 (40.5)
21.1
(56.5)
Adjusted for:
Movement in gold in process
(4.6)
(6.2) (11.4)
6.3
16.5
Depreciation and impairment
49.3
56.3 47.9
147.6
126.4
Movement in provision for environmental rehabilitation
1.9
2.0 2.6
5.9
8.1
Share-based payments
0.3
(0.7) 1.1
0.7
1.9
Proﬁt on disposal of assets
(0.1)
(11.2) –
(10.9)
–
Finance expenses and unwinding of provisions
9.8
9.7 9.2
29.2
27.5
Growth in Environmental Trust Funds
(1.4)
(1.4) (1.2)
(4.1)
(3.4)
Other non-cash items
0.1
– (1.3)
(2.3)
(4.9)
Taxation (paid)/received
–
(3.7) –
0.7
(2.0)
Working capital changes
1.0
(0.5) 32.9
15.7
(52.2)
Net cash inﬂow from operations
72.4
50.9
39.3
209.9
61.4
The accompanying notes are an integral part of the ﬁnancial statements.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for quarterly reports. The Listings requirements require quarterly reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements for the year ended 30 June 2014, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the nine months ended 31 March 2015 have not been reviewed by an independent auditor.
2. NON-CONTROLLING INTEREST
All the suspensive conditions for DRDGOLD’s acquisition of the 20% and 6% interest in the issued share capital of Ergo Mining Operations (“EMO”) held by Khumo Gold SPV Proprietary Limited (“Khumo”) and the DRDSA Empowerment Trust (“the Trust”) respectively, EMO’s broad based empowerment shareholders, were fulﬁlled on 26 March 2015. 45 500 000 new ordinary shares in DRDGOLD were issued and listed on Friday, 10 April 2015. As a result DRDGOLD acquired the remaining 26% of EMO making it a wholly-owned subsidiary of DRDGOLD.
For practical purposes the acquisition has been accounted for effective 31 March 2015. Accordingly the balance of the non-controlling interest at 31 March 2015 was derecognised and recognised as equity of the owners of the parent.
3. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R14.1 million (31 December 2014: R13.9 million) in the form of guarantees.
4. LOANS AND BORROWINGS
Included in loans and borrowings is a DMTN Programme under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate (“JIBAR”) rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.
On 7 April 2015, DRDGOLD settled R53 million of the R75.5 million unsecured notes outstanding as at 31 March 2015 in line with its previously communicated intention to seek the early redemption of these unsecured notes. The remaining notes amounting to R22.5 million will be settled on the initial maturity date of 3 July 2015.
5. SUBSEQUENT EVENTS
There were no signiﬁcant subsequent events between the reporting date of 31 March 2015 and the date of issue of these condensed consolidated ﬁnancial statements other than as described above under Note 2 and Note 4.

ALL-IN SUSTAINING COSTS RECONCILIATION (UNAUDITED)
R million unless speciﬁed otherwise
Net operating costs
Mar 2015 Qtr
431.9
Dec 2014 Qtr 402.6
Mar 2015 Ytd 1 283.3
Corporate, administration and other expenses
Mar 2015 Qtr
13.7
Dec 2014 Qtr 16.1
Mar 2015 Ytd 44.9
Rehabilitation and remediation
Mar 2015 Qtr
11.7
Dec 2014 Qtr 11.7
Mar 2015 Ytd 35.0
Capital expenditure (sustaining)
Mar 2015 Qtr
24.8
Dec 2014 Qtr 34.4
Mar 2015 Ytd 75.8
All-in sustaining costs *
Mar 2015 Qtr
482.1
Dec 2014 Qtr 464.8
Mar 2015 Ytd 1 439.0
Retrenchment costs
Mar 2015 Qtr
0.9
Dec 2014 Qtr 0.5
Mar 2015 Ytd 7.2
Rehabilitation and remediation
Mar 2015 Qtr
5.5
Dec 2014 Qtr 4.7
Mar 2015 Ytd 14.8
Care and maintenance costs
Mar 2015 Qtr
3.3
Dec 2014 Qtr 3.2
Mar 2015 Ytd 10.3
Capital expenditure (non-sustaining)
Mar 2015 Qtr
(0.1)
Dec 2014 Qtr (2.8)
Mar 2015 Ytd (3.0)
All-in costs *
Mar 2015 Qtr
491.7
Dec 2014 Qtr 470.4
Mar 2015 Ytd 1 468.3
All-in sustaining costs (R/kg)
Mar 2015 Qtr
420 195
Dec 2014 Qtr 415 194
Mar 2015 Ytd 421 060
All-in sustaining costs (US$/oz)
Mar 2015 Qtr
1 112
Dec 2014 Qtr 1 149
Mar 2015 Ytd 1 166
All-in costs (R/kg)
Mar 2015 Qtr
428 591
Dec 2014 Qtr 420 046
Mar 2015 Ytd 429 637
All-in costs (US$/oz)
Mar 2015 Qtr
1 134
Dec 2014 Qtr 1 162
Mar 2015 Ytd 1 190
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

8 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR RIAAN DAVEL AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road, Crown Mines 2092
PO Box 390, Maraisburg, 1700, South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2014, which we ﬁled with the United States Securities and Exchange Commission on 31 October 2014 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives:
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
Company Secretary:
TJ Gwebu
Sponsor:
One Capital
ERGO KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED) #
Ore milled (000’t) (Metric)(Imperial)
Mar 2015 Qtr
5 826 6 422
Dec 2014 Qtr 5 653 6 231
Mar 2015 Ytd 17 417 19 198
Yield (g/t)(oz/t) (Metric)(Imperial)
Mar 2015 Qtr
0.197 0.006
Dec 2014 Qtr 0.198 0.006
Mar 2015 Ytd 0.196 0.006
Gold produced (kg)(oz) (Metric)(Imperial)
Mar 2015 Qtr
1 147 36 877
Dec 2014 Qtr 1 120 36 010
Mar 2015 Ytd 3 418 109 892
Cash operating costs (R/kg)(US$/oz)
Mar 2015 Qtr
380 548 1 009
Dec 2014 Qtr 365 021 1 010
Mar 2015 Ytd 373 607 1 035
Cash operating costs (R/t)(US$/t)
Mar 2015 Qtr
75 6
Dec 2014 Qtr 72 6
Mar 2015 Ytd 73 6
Gold and silver revenue (R million)(US$ million)
Mar 2015 Qtr
529.5 45.1
Dec 2014 Qtr 487.0 43.3
Mar 2015 Ytd 1 545.0 137.6
Operating proﬁt (R million)(US$ million)
Mar 2015 Qtr
97.6 8.4
Dec 2014 Qtr 84.4 7.5
Mar 2015 Ytd 261.7 23.3
Proﬁt before taxation (R million)(US$ million) * Mar 2015 Qtr 23.9 2.1
Dec 2014 Qtr 12.1 1.1
Mar 2015 Ytd 52.8 4.8
Capital expenditure (R million)(US$ million)
Mar 2015 Qtr
24.7 2.1
Dec 2014 Qtr 31.6 2.8
Mar 2015 Ytd 72.8 6.5
# Note - The group only has one segment.
* Note - The difference between the proﬁt before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other.
There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company’s annual reports of 30 June 2014 and subsequent public announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full-time employee of the company. He approved this information in writing before the publication of the report.